SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. )*

Newcastle Investment Corp.
(Name of Issuer)

Common Stock (Title of Class of Securities)

65105M603 (CUSIP Number)

Wesley R. Edens c/o Fortress Investment Group LLC 1345 Avenue of the Americas, 45th Floor New York, NY 10105 (212) 798-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 65105M603	Page 2 of 5

1	NAMES OF REPORTING PERSONS Wesley R. Edens
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZEN SHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,675,946
	8	SHARED VOTING POWER 16,666
	9	SOLE DISPOSITIVE POWER 3,675,946
	10	SHARED DISPOSITIVE POWER 16,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,692,612
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*
All percentages of Common Shares (as defined below) outstanding contained herein are based on 66,734,136 Common Shares outstanding as of October 31, 2016, as reported on the Issuer’s Form 10-Q filed on November 9, 2016.

CUSIP No.: 65105M603	Page 3 of 5

Item 1. Security and the Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Shares”), of Newcastle Investment Corp., a Maryland corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 1345 Avenue of the Americas, 45th Floor, New York, NY 10105.

Item 2. Identity and Background

a)	This Schedule 13D is being filed by Wesley R. Edens.

b)	Mr. Edens’ principal business address is 1345 Avenue of the Americas, 45th Floor, New York, NY 10105.

c)
Mr. Edens’ principal occupations are as Principal and Co-Chairman of the Board of Directors of each of Fortress Investment Group LLC and FIG Corp., which is the General Partner of Fortress Operating Entity I LP (“FOE I”). He is also the Chairman of the Board of Directors of the Issuer.

d)	During the last five years, Mr. Edens has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)
During the last five years, Mr. Edens has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)	Mr. Edens is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The acquisitions of the Common Shares reported on this Schedule 13D were made using Mr. Edens’ personal funds and funds held in trust.

Item 4. Purpose of Transaction.

Mr. Edens acquired the Common Shares reported herein for investment purposes.  Depending on the factors discussed herein, Mr. Edens may, from time to time, acquire additional Common Shares or other related rights or instruments and/or retain and/or sell all or a portion of such Common Shares or other related rights or instruments in the open market or in privately negotiated transactions.

Any steps Mr. Edens might undertake with respect to Common Shares or other related rights or instruments will be dependent upon his review of numerous factors, including, among other things, the price levels of Common Shares or other related rights or instruments, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities and other future developments.

Except as set forth herein and other than as may have arisen in his capacity as a director of the Issuer, Mr. Edens has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. To the extent Mr. Edens may be involved in the formulation or approval of such plans or proposals as a director of the Issuer, Mr. Edens does not expect to disclose such developments of his involvement by amending this Schedule 13D.

CUSIP No.: 65105M603	Page 4 of 5

As Principal and Co-Chairman of the Board of Directors of each of Fortress Investment Group LLC and FIG Corp. (which is the General Partner of FOE I), Mr. Edens may participate in the consideration by those persons of certain events, plans or proposals which may result in or relate to one or more of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, as described in the Schedule 13D filed by those persons on May 18, 2015, as amended on October 11, 2016, and as may be subsequently amended by those persons.  Mr. Edens disclaims beneficial ownership of the Common Shares and other Issuer securities beneficially owned by any of Fortress Investment Group LLC, FIG Corp. and FOE I.

Item 5. Interest in Securities of the Issuer.

All percentages of Common Shares outstanding contained herein are based on 66,734,136 Common Shares outstanding as of October 31, 2016.

Of the Common Shares over which Mr. Edens has sole voting and dispositive power: (i) 1,017,280 Common Shares are held by him directly; (ii) 2,642,000 Common Shares are held by The Wesley R. Edens 2011 GRAT Family Trust, for which Mr. Edens serves as trustee; and (iii) 16,666 Common Shares are held by Chinook Charitable Trust, for which Mr. Edens serves as trustee.  The 16,666 Common Shares over which Mr. Edens has shared voting and dispositive power are held by Hoofbeat Charitable Trust, for which Lynn Edens serves as trustee.

The following table sets forth all acquisitions made over the past 60 days, during which Mr. Edens purchased a total of 3,172,000 Common Shares, all in the open market.

Date of Transaction	Quantity of Common Shares	Weighted Average Price per Common Share
12/15/2016	1,000,000	$4.37
12/14/2016	112,000	$4.16
12/13/2016	530,000	$4.15
12/13/2016	530,000	$4.15
12/12/2016	1,000,000	$4.15

Each of the above referenced trusts has the right to receive the dividends from or the proceeds of any sale of the Common Shares, as applicable, held in such trusts for the benefit of such trusts’ beneficiaries. The beneficiaries of the trusts are members of Mr. Edens’ family and charitable foundations.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships between Mr. Edens and any person with respect to any securities of the Issuer.

Item 7. Material to be filed as Exhibits.

None.

CUSIP No.: 65105M603	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2016	By:	/s/ Wesley R. Edens
	Name:	Wesley R. Edens